Exhibit 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED (stock code:762)

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

PURCHASE OF GUIZHOU ASSETS

The Board is pleased to announce that CUCL entered into an asset transfer agreement with the Unicom Group on 16 November 2007 pursuant to which CUCL agreed to purchase the Guizhou Assets from Unicom Group for a cash consideration of RMB880 million (equivalent to approximately HK$922 million).

CUCL is a wholly-owned, principal operating subsidiary of the Company. As at the date of this announcement, Unicom Group indirectly holds approximately 71.35% of the issued share capital of the Company and is therefore a controlling shareholder and a connected person of the Company under the Listing Rules. Accordingly, the Asset Transfer Agreement constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As the relevant percentage ratio in respect of the Asset Transfer Agreement is less than 2.5%, the Asset Transfer Agreement is exempt from the independent shareholders’ approval requirement, and the Company is only subject to the reporting and announcement requirements under Rule 14A.32 of the Listing Rules. Details of the transaction under the Asset Transfer Agreement will be included in the Company’s annual reports and accounts.

The Board is pleased to announce that CUCL entered into an asset transfer agreement with the Unicom Group on 16 November 2007 pursuant to which CUCL agreed to purchase the Guizhou Assets from Unicom Group for a cash consideration of RMB880 million (equivalent to approximately HK$922 million).

Summary of the principal terms of the Asset Transfer Agreement are set out below:

THE ASSET TRANSFER AGREEMENT

Date:	16 November 2007

Parties:	Unicom Group as seller CUCL as purchaser

Transaction:	Unicom Group agreed to sell and CUCL agreed to purchase the Guizhou Assets

Consideration:	The consideration is a cash payment of RMB880 million(equivalent to approximately HK$922 million).

The consideration is determined on the basis of the valuation of the Guizhou Assets as at 31 December 2006 by Beijing China Enterprise Appraisals Company Limited, an independent valuer, and by reference to valuation methods and indicators commonly used in capital markets for the telecommunications industry and valuations of comparable companies, and was determined by agreement between the parties following negotiations.

The audited net profit attributable to the Guizhou Assets under PRC GAAP for the year ended 31 December 2006 was approximately RMB37.32 million. Profit or loss attributable to the Guizhou Assets during the period between 31 December 2006 (being the date of valuation of the Guizhou Assets) and Closing will be for the account of Unicom Group.

The aggregate net asset value of the Guizhou Assets are determined to be approximately RMB661 million by Beijing China Enterprise Appraisals Company Limited, an independent valuer,as of 31 December 2006.

The audited book value of the net assets of the Guizhou Assets under PRC GAAP as at 31 December 2006 was approximately RMB424 million.

The consideration will be satisfied by internal cash resources of CUCL.

Payment:

The consideration shall be paid by CUCL on the date following the date of Closing (if such date falls on a public holiday or non-working day in the PRC, the date shall be postponed to the subsequent working day) or on such other date as may be agreed by the parties to a bank account designated by Unicom Group.

Conditions Precedent:

Completion of the Asset Transfer Agreement is subject to obtaining from the Ministry of Information Industry, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council and all other relevant governmental and regulatory authorities in the PRC the necessary approvals of or consents to the change in business scope of CUCL and all other relevant matters in relation to the transfer of Guizhou Assets contemplated under the Asset Transfer Agreement.

CONNECTED TRANSACTION

CUCL is a wholly-owned, principal operating subsidiary of the Company. As at the date of this announcement, Unicom Group indirectly holds approximately 71.35% of the issued share capital of the Company and is therefore a controlling shareholder and a connected person of the Company under the Listing Rules. Accordingly, the Asset Transfer Agreement constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. As the relevant percentage ratio in respect of the Asset Transfer Agreement is less than 2.5%, the Asset Transfer Agreement is exempt from the independent shareholders’ approval requirement, and the Company is only subject to the reporting and announcement requirements under Rule 14A.32 of the Listing Rules. Details of the transactions under the Asset Transfer Agreement will be included in the Company’s annual reports and accounts.

REASONS AND BENEFITS FOR THE TRANSACTION

Following the acquisition of the Guizhou Assets by CUCL, the cellular telecommunications business operations of CUCL will be expanded to cover all provinces, cities and autonomous regions in the PRC, thereby increasing CUCL’s customer base and mobile services subscriber accounts. The transaction will also strengthen the revenue base and improve profitability of the Company. The Company will also be able to centralise the management and strategic planning for all of its cellular telecommunications networks, which the Board believes would be beneficial to the growth potential of the Company and improve its competitiveness.

As disclosed in the Company’s announcement dated 26 October 2006, the Company entered into the New CDMA Lease and the New Comprehensive Services Agreement. The New CDMA Lease and the New Comprehensive Services Agreement have been amended where necessary so that the Listed Service Areas is extended to include Guizhou province with effect from Closing. Following Closing, relevant transactions of CUCL will continue to be subject to the terms and conditions of the New CDMA Lease and the New Comprehensive Services Agreement.

The directors, including the independent non-executive directors, of the Company consider that the Asset Transfer Agreement, the consideration and the terms thereof are on normal commercial terms and are fair and reasonable and that the Asset Transfer Agreement is in the interest of the Company and its shareholders as a whole.

GENERAL INFORMATION

The Company is principally engaged in telecommunications businesses in the PRC. Unicom Group is principally engaged in telecommunications and related businesses in the PRC and its wholly-owned subsidiary, Unicom New Horizon, owns the CDMA network operated by the Company.

DEFINITIONS

“A Share Company”	China United Telecommunications Corporation Limited, a company incorporated in the PRC on 31 December 2001, whose shares are listed on the Shanghai Stock Exchange and a subsidiary of Unicom Group

“Asset Transfer Agreement”	The asset transfer agreement between CUCL and the Unicom Group on 16 November 2007 pursuant to which CUCL agreed to purchase the Guizhou Assets from Unicom Group

“Guizhou Assets”

The GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business operated through a leasing arrangement for CDMA network capacity from Unicom New Horizon in Guizhou, comprising of relevant assets, rights and obligations of the Guizhou Branch of Unicom Group

“CDMA Network”

The telecommunications network constructed by Unicom New Horizon in certain specified areas in the PRC (which did not include Guizhou province as prior to completion of the Asset Transfer Agreement CUCL does not have operations in Guizhou)

“Closing”

Completion of the Asset Transfer Agreement upon the satisfaction or (to the extent permitted by law and upon the written agreement of both parties) waiver of the conditions precedent to completion of the Asset Transfer Agreement

“Company”

China Unicom Limited, a company incorporated in Hong Kong whose shares are listed on The Stock Exchange of Hong Kong Limited and whose American Depositary Receipts are listed on the New York Stock Exchange

“CUCL”	China Unicom Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned, principal operating subsidiary of the Company

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Listed Service Areas”

Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei, Hubei, Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan, Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities, and Guangxi Zhuang, Xinjiang Uygur, Inner Mongolia, Ningxia Hui and Xizang autonomous regions

“New CDMA Lease”

The CDMA lease agreement dated 26 October 2006 between A Share Company (whose rights and obligations under such lease agreement were subsequently transferred to CUCL), Unicom New Horizon and Unicom Group, pursuant to which Unicom New Horizon agreed to lease the CDMA Network in the Listed Service Areas to CUCL

“New Comprehensive Services Agreement”

The services agreement dated 26 October 2006 between the A Share Company (whose rights and obligations under such services agreement were subsequently transferred to CUCL) and Unicom Group, pursuant to which Unicom Group agreed to provide various services to CUCL

“the PRC”	The People’s Republic of China, which for the purposes of this announcement excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan

“Unicom Group”	China United Telecommunications Corporation, a state-owned enterprise established under the laws of the PRC, and the ultimate shareholding company of the Company

“Unicom New Horizon”	Unicom New Horizon Mobile Telecommunications Company Limited, a company incorporated in the PRC and a wholly-owned subsidiary of Unicom Group

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu,Yang Xiaowei, Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua

Non-executive Directors:	Lu Jianguo and Lee Suk Hwan

Independent Non-Executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus and Wong Wai Ming

By Order of the Board CHINA UNICOM LIMITED CHU KA YEE Company Secretary

Hong Kong, 16 November 2007